sapa:

03-04-13

SUPPL


03050360

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES


RECEIVED
APR 21 2003
PROCESSING
SECTION
187

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 11 April 2003:

Interim report January-March 2003

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

dlw 5/13

Sapa AB

sapa:

Press release

11 April 2003

Interim report
January-March 2003

Improved profitability and increased sales volumes

- Earnings per share increased by one SEK to 2.50 (1.50)
- Delivered volumes rose by 9 per cent
- Improved operating margin both in Profiles and Heat Transfer
- Increased market share for Heat Transfer
- Profit before tax improved by 66 per cent to MSEK 137 (82)

Sapa in brief	**Jan-Mar 2003**	Jan-Mar 2002
Net sales, MSEK	**2,758**	2,821
Operating profit, MSEK	**151**	101
Operating margin, %	**5.5**	3.6
Profit before tax, MSEK	**137**	82
Earnings per share, SEK	**2.50**	1.50
Deliveries, tonnes	**76,790**	70,660
Debt/equity ratio	**0.31**	0.41


RECEIVED
APR 21 2003
187

"The combination of increased volumes and improved productivity is shown in a continued strong increase in profit and improved profitability in difficult market conditions. In the US we continue to gain market share despite an uncertain market situation. Heat Transfer's positive development continues and the large investment in Finspång is now showing a return", comments Staffan Bohman, President and CEO of Sapa.

For further information please contact Staffan Bohman, CEO, tel. +46-8-459 59 11, Bo Askvik, CFO, tel. +46-8-459 59 18 or Stefan Thorheim, VP Control, Accounting and Taxes, tel. +46-8-459 59 17.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF-file. Select Financial Information/Quarterly Reports.

January-March 2003

Net sales for the Group during the period amounted to MSEK 2,758 (2 821). Currency effects from translation of foreign subsidiaries to SEK had a negative effect on net sales of 5 per cent. Lower raw material price of aluminium metal in European currencies, caused by a weaker dollar, meant a further decrease in net sales. Delivered volumes of aluminium products increased by 9 per cent, mainly through the strong development of Heat Transfer, but also Profiles in the US continued to increase their sales volumes and market share. The Group's aspiration to increase the value-added operations is reflected in the considerable increase in the value added. The value added margin rose by 4 percentage points to 50 per cent.


Deliveries , tonnes
80 000
60 000
40 000
20 000
0
Q1-00
Q1-01
Q1-02
Q1-03

Operating profit for the period improved by 50 per cent to MSEK 151 (101). The currency effect from translation of foreign subsidiaries to SEK had a negative effect of MSEK 11. The improvement in operating margin continued in the first quarter and reached 5.5 per cent (3.6), the highest margin since quarter 4, 2000. The improvement trend of the Group's profitability is largely a result effect of recent years efficiency programs and the investments carried out within Heat Transfer.


Operating profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q1-00
Q1-01
Q1-02
Q1-03

The European market for aluminium profiles as a whole continued to be weak during the first quarter of the year and there are no signs indicating that a real improvement is imminent. In a market that does not grow, Sapa has kept its market share. There are however regional differences. In France, which experienced a decline in demand from the building and construction sector, Sapa increased volumes for the new big press in Albi. The utilisation is however still too low to give a satisfactory result. Holland experiences a weak demand and considerable competition. Despite this the Dutch profiles operation managed to show a strong improvement in profit. In the UK the year commenced with a weakened demand from all sectors except the building industry, but Sapa' profiles operation in UK nevertheless showed an improved operating profit. In a decreasing German market the German profiles operation also improved its profit. The Polish profiles operation continues to develop well. The focus on growing the value-added operations has been successful. There was also an increase in volumes as a consequence of a slightly improved home market and an increase in export.

Sapa	**Jan-Mar 2003**	Oct-Dec 2002	July-Sept 2002	Apr-June 2002	**Jan-Mar 2002**
Net Sales, MSEK	**2,758**	2,689	2,642	2,937	**2,821**
Operating profit, MSEK	**151**	132	114	136	**101**
Profit before tax, MSEK	**137**	124	99	122	**82**
Operating margin, %	**5.5**	4.9	4.3	4.6	**3.6**
Deliveries, tonnes	**76,790**	69,870	69,190	75,300	**70,660**

The general economic uncertainty in the US also affects the market for aluminium profiles. This has especially impacted demand from the transport industry, whilst the building and construction sector has held up relatively well. Sapa Inc. has through active market efforts increased delivered volumes by 5 per cent, which more than compensates for the pressure on margins that the tough market conditions have brought about. Effects from an improved cost structure and higher productivity is seen in the value added per employee, which improved by 11 per cent.

Heat Transfer continues the positive profit trend that started after the summer last year. Demand from the market for heat exchange material is good and delivered volumes increased. The large investment that was carried through in Finspång has brought with it an improved productivity and a higher yield in the production, which gives positive effects on the result. The Chinese operation showed delivery and production records in the first quarter and experiences a continued strong demand from the market.

The development of Sapa's Strategic Business Segments is proceeding well. The co-ordinated efforts within the respective segments Automotive, Building Systems and Mass Transportation have led to several interesting commercial opportunities. Within Automotive, an active collaboration with Pressweld, the recently acquired UK subsidiary, is ongoing.

The financial net improved to MSEK -14 (-19), which led to an increase in profit before tax of 66 per cent to MSEK 137 (82). The tax cost for the Group amounted to MSEK 45 (27), corresponding to a tax rate of 33 per cent (33) Earnings per share increased by one SEK to 2,50 (1,50).


Earnings per share, SEK
2,40
2,00
1,60
1,20
0,80
0,40
0,00
Q1-02
Q2-02
Q3-02
Q4-02
Q1-03

ACQUISITION

Heat Transfer

During the period the remaining 4.05 per cent of the shares in Sapa Heat Transfer (Shanghai) Ltd were acquired. The consideration amounted to MSEK 6,3, compared with a book value on the minority share of MSEK 4,2.

Remi Clayes Aluminium

Sapa AB has reach a preliminary agreement to acquire the main owner Aluclaeys Finance NV's 54.9 per cent stake in the Belgian group Remi Claeys Aluminium. Remi Claeys Aluminium is listed on Euronext Brussels. The parties have agreed on an indicative price of EUR 27,8 per share, subject to a due diligence and certain other conditions. A subsequent binding agreement will be submitted for approval by relevant competition authorities. The price corresponds to a value for 100 per cent of the shares in Remi Claeys Aluminium of approximately MEUR 77. An acquisition would also involve the assumption of the existing net debt, which at year-end 2002 amounted to approximately MEUR 80. Following an acquisition of the majority stake Sapa will launch a mandatory take over bid on the remaining shares held by the public.

Remi Claeys Aluminium is one of Europe's largest independent producer of aluminium profiles, aluminium profile based building systems and welded aluminium tubes, with branches mainly in Benelux, France and Germany. The Group's net sales in 2002 amounted to MEUR 293 and the operating margin was 4,5 per cent. The Group has approximately 1,100 employees.

The operations of Remi Claeys Aluminium fits well with the strategic direction of Sapa and strengthens and complements Sapa's position within profiles, building systems and Heat Transfer. An acquisition would also reinforce the market positions of Sapa particularly in Benelux, France and Germany.

FINANCING, CASH FLOW AND SHAREHOLDERS EQUITY

The Group's net debt to equity ratio at the end of the period was 0.31 (0.41), a strengthening that comes from last years strong cash flow from the operations. Cash flow after investments (excluding company acquisitions/divestment) for the period amounted to MSEK -126 (59), a deterioration caused by an increase in working capital, mainly due to seasonally higher deliveries during the latter part of the quarter compared with the last quarter of 2002.

Net debt of the Group at the end of the period was MSEK 1,209 (1,607), of which interest bearing loans were MSEK 1,874 (1,997) and liquid assets MSEK 665 (390). The lower net debt led to an improvement in the financial net to MSEK -14 (-19). The interest coverage ratio was 6.2, exceeding the Group's long-term condition of a minimum of 3.0.

During the period shareholder's equity increased by MSEK 39. Repurchase of own shares (see below) has reduced shareholder's equity by MSEK 5. Translation differences, which are handled in accordance with the Group's finance policy, have through a stronger krona had a negative effect on shareholder's equity by MSEK 47.

INVESTMENTS
Group investments during the period amounted to MSEK 49 (86). Depreciation (excluding amortisation of goodwill) amounted to MSEK 100 (100). No major investment projects are ongoing.

PERSONNEL
The average number of employees during the year was 6,574 (6,510). Of the increase 112 comes from Pressweld, which was acquired in November 2002.

THE SAPA SHARE
The closing price for the Sapa share at the end of the period was SEK 160, compared with SEK 160 SEK at the end of 2002. During the same period the Stockholm exchange all-share index fell by 7.6 per cent.

OTHER

Repurchase of shares
Within the frame of the repurchase programme, which is in place to secure the issue of personnel options, 31,200 shares have been repurchased during the period. Cumulatively a total of 533,530 shares had been repurchased at the end of the period. The repurchased shares represent 1.4 per cent of the total number of shares. The number of outstanding shares by the end of the period was 36,634,878.

OUTLOOK
The economic conditions continue to be uncertain, without any indications for improvement in the near future. Despite this the development of the profit is expected to continue positively during the remainder of the year.

Sapa AB (publ)
Stockholm 11 April 2003

STAFFAN BOHMAN
President and CEO

The report also includes:
Group Income statement in summary
Group Balance sheet in summary
Group Key financial figures
Changes in Shareholders' Equity
Group Cash flow
Segment reporting
Accounting principles

Report Dates 2003

Interim Report Q2	18 July 2003
Interim Report Q3	17 October 2003
Full Year report 2003	February 2004

This report has not been audited by the Company's auditors.

sapa:

THE SAPA GROUP

Consolidated income statements, MSEK	**Jan-Mar 2003**	Jan-Mar 2002	Jan-Dec 2002
Net sales	**2,758.4**	2,821.3	11,089.7
Cost of goods sold	**-2,190.4**	-2,332.6	-8,982.4
Gross profit	**568.0**	488.7	2,107.3
Selling and administrative expenses	**-414.9**	-387.9	-1,640.5
Other operating revenues/expenses	**-2.0**	0.0	16.2
Operating profit	**151.1**	100.8	483.0
Financial items	**-14.5**	-18.8	-56.0
Profit after financial items	**136.6**	82.0	427.0
Income tax	**-44.9**	-27.3	-141.9
Minority interest in net profit	**-0.2**	1.2	0.0
Net result	**91.4**	55.9	285.1
Earnings per share, SEK	**2.50**	1.50	7.85
Earnings per share after dilution, SEK	**2.50**	1.50	7.80

Consolidated balance sheets, MSEK	**31 March 2003**	31 March 2002	31 Dec 2002
Intangible fixed assets	**964.1**	1,141.1	1,001.2
Tangible fixed assets	**2,545.7**	2,729.6	2,625.7
Financial fixed assets	**29.1**	94.6	27.1
Inventories	**1,459.8**	1,449.4	1,423.3
Current receivables	**2,524.6**	2,502.1	2,222.8
Liquid funds	**664.6**	389.9	747.2
Total assets	**8,188.0**	8,306.7	8,047.3
Shareholders' equity	**3,918.1**	3,921.7	3,878.7
Interest-bearing liabilities and provisions	**1,873.5**	1,997.3	1,834.7
Interest-free liabilities and provisions	**2,396.4**	2,387.6	2,333.8
Total shareholders' equity and liabilities	**8,188.0**	8,306.7	8,047.3

Key figures and other information[1]	**Jan-Mar 2003**	Jan-Mar 2002	Full Year 2002
Return on shareholders' equity, %	**8.4**	3.6	7.5
Average number of outstanding shares, '000	**36,646**	36,517	36,339
Earnings per share, SEK	**2.50**	1,50	7.85
Earnings per share after dilution, SEK	**2.50**	1,50	7.80
Shareholders' equity per share, SEK	**106.95**	107,60	105.80
Return on capital employed, %	**10.2**	6,0	9.0
Operating margin, %	**5.5**	3,6	4.4
Capital turnover rate, Multiple	**2.1**	2,0	2.1
Equity/assets ratio, %	**48**	47	48
Debt/equity ratio	**0.31**	0,41	0.28
Net debt, MSEK	**1,209**	1,607	1,088
New and replacement investments, MSEK	**49**	86	303
Average number of employees	**6,574**	6,510	6,526

[1]Key ratios calculated based on rolling twelve-month values

sapa:

THE SAPA GROUP

Changes in shareholders' equity, MSEK	Jan-Mar 2003	Jan-Mar 2002
Opening balance	**3,878.7**	3,976.2
Translation differences	**-47.4**	-93.7
Conversion of convertible bonds / redemption of warrants	**0.1**	-
Repurchase of shares	**-4.7**	-16.7
Dividend	**-**	-
Net result	**91.4**	55.9
Outgoing balance	**3,918.1**	3,921.7

Cash flow, MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Operating profit	**151.1**	100.8	483.0
Depreciations	**115.1**	116.7	448.2
Other items not affecting liquidity	**0.3**	-11.1	-84.8
Interest received/paid	**-19.2**	-37.3	-67.1
Income tax paid	**-28.1**	-18.5	-100.9
Change in working capital	**-297.6**	-13.5	148.9
Cash flow from ongoing operations	**-78.4**	137.1	827.3
New and replacement investments	**-48.9**	-86.1	-302.9
Company acquisitions/divestments	**-6.3**	-	-32.5
Sales of fixed assets and changes in financial fixed assets	**0.8**	7.6	67.1
Cash flow after investments	**-132.8**	58.7	559.0
Financing	**64.9**	-661.8	-557.2
Share issue/repurchase of shares	**-4.6**	-16.7	-70.9
Dividend	**-**	-	-182.3
Cash flow	**72.6**	-619.8	-251.4

Segment reporting MSEK	Jan-Mar 2003	Jan-Mar 2002	Jan-Dec 2002
Group Net sales	**2,758**	2,821	11,090
Where of			
Profiles	**2,171**	2,293	8,863
Heat Transfer	**536**	462	1,977
Other and eliminations	**51**	66	250

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, interim reporting. The application of the current recommendations from 2003 has not had any influence on the company's result and position for earlier periods. Sapa accounts for business segments as primary segment and geographical areas as secondary segment according to RR 25, Segment reporting. The business segments Profiles and Heat Transfer are reported combined.

sapa:

03-04-13

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 11 April 2003:

Bulletin from the Sapa AB Annual General Meeting

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,



Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

sapa:

Press Release

11 April 2003

Bulletin from the Sapa AB Annual General Meeting

In his speech before the Annual General Meeting in Stockholm, President and CEO Staffan Bohman commented on and summarised the development of the full year 2002, and presented the result for the first quarter 2003.

"The combination of increased volumes and improved productivity is shown in a continued strong increase in profit and improved profitability in difficult market conditions. In the US we continue to gain market share despite an uncertain market situation. Heat Transfer's positive development continues and the large investment in Finspång is now showing a return", comments Staffan Bohman, President and CEO of Sapa.

The Annual General Meeting approved the proposed dividend to shareholders of SEK 5.50 per share. The record date was determined as Wednesday, 16 April, 2003. The dividend is scheduled to be paid on Wednesday, 23 April, 2003.

The Meeting discharged the members of the Board and the Presidents and Chief Executives from responsibility for 2002 operations.

The Meeting authorised the Board to decide on the purchase and transfer of the company's own shares in line with the Board's proposal.

The Meeting decided that the Board should consist of eight members and no deputies and elected the following board members, Per-Olof Eriksson, Staffan Bohman, Anders Carlberg, Ole Enger, Lennart Evrell, Leif Gustafsson, Baard Haugen and Mats Qviberg.

Stockholm, 11 April, 2003

The Board of Directors
Sapa AB

For further information, please contact Bo Askvik, CFO, tel: +46-70-819 59 18.

Sapa AB
Postal Address **Box 5505, 114 85 Stockholm** Office Address **Humlegårdsgatan 17** Org no **556001-6122**